BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON MAY 07, 2024

1.             Date, Time and Place: Held on May 07, 2024, at 2:00 p.m., at the office of BRF S.A.’s ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo.

2.             Call and Attendance: Call duly carried out under the terms of Article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely, Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Mrs. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Márcio Hamilton Ferreira and Mr. Pedro de Camargo Neto.

3.             Presiding Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             Agenda: (i) Analysis and Approval of the new share buyback program issued by the Company.

5.             Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations, reservations or restrictions, observing the provisions of CVM Resolution No. 77/2022, in the form of item XI of article 23 of the Bylaws, approved the new program to buyback shares issued by the Company for maintenance in treasury (“Share Buyback Program”), pursuant to the information specified in Annex I of these Minutes under the terms of Annex G of CVM Resolution No. 80/22.

6.              Documents Filed at the Company: the documents analyzed by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7.             Closure: There being no other matters to be discussed, the meeting was closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

Page 1 from 5 Minutes of the Extraordinary Meeting of the Board of Directors held on May 07, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 07, 2024

I certify that the above extract is a faithful copy of the minutes which are filed in the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, May 07, 2024.

Bruno Machado Ferla

Secretary

Page 2 from 5 Minutes of the Extraordinary Meeting of the Board of Directors held on May 07, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 07, 2024

Annex I to the Minutes of the Extraordinary Meeting of the Board of Directors of BRF S.A.

held on May 07, 2023

Annex G to CVM Resolution No. 80/22

1.	Justify in detail the objective and expected economic effects of the operation;

The objective of the Company with the Share Buyback Program: to maximize the generation of shareholder value, promoting the efficient allocation of available resources and the Company's capital structure. The Company may use the shares to be acquired to remain in treasury, and subsequent sale or cancellation, as well as to fulfill the obligations and commitments undertaken by the Company under the Stock Option Plan, approved by the Company’s Ordinary and Extraordinary Shareholders' Meeting dated as of April 8, 2015 ("Stock Option Plan") and under the Restricted Stock Option Plan, approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015 and amended in subsequent General Meetings ("Restricted Stock Option Plan");

The Company through the Board of Directors understands that the acquisition of its own shares will not have an impact on its financial health.

2.	Inform the number of shares (i) in circulation and (ii) already held in treasury;

(i)	Amount of free float shares, in accordance with the definition provided under Article 1, sole paragraph, item I, of CVM Resolution No. 77/2022: 814,523,002 common shares (based on the shareholding position as of April 30, 2024);

(ii) Amount of shares held in treasury on the date hereof: 17,817,179 common shares (based on the shareholding position as of April 30, 2024).

3.	Inform the number of shares that may be acquired or sold;

Maximum amount of shares to be purchased: up to 14 million common shares.

4.	Describe the main characteristics of the derivative instruments that the company may use, if any;

The Company will not use derivative instruments.

Page 3 from 5 Minutes of the Extraordinary Meeting of the Board of Directors held on May 07, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 07, 2024

5.	Describe, if any, any existing agreements or voting guidelines between the company and the counterparty to the operations;

Not applicable. The Company will carry out the operations on the stock exchange, will have no knowledge of who the counterparties to the operations will be and does not have or will have voting agreements or voting guidance with such counterparties.

6.	In the case of operations carried out outside organized securities markets informs:

a.	The maximum (minimum) price at which shares will be acquired (disposed of); it is
b.	if applicable, the reason that justify carrying out the operation at prices more than 10% (ten percent) higher, in case of acquisition, or more than 10% (ten percent) lower, in the case of disposal, than the average price, weighted by volume, in the 10 (ten) previous trading sessions;

Not applicable, since all acquisitions will be carried out on the stock exchange and at market price.

7.	Inform, if any, the impacts that the negotiation will have on the composition of shareholding control or the administrative structure of the company;

The Company through the Board of Directors understands that the acquisition of its own shares will not have an impact on its shareholding structure.

8.	Identify the counterparties, if known, and, in the case of a party related to the company, as defined by the accounting rules that deal with this matter, also provide the information required by article 9th of CVM Resolution No. 81, of March 29, 2022;

As all operations will be carried out on the stock exchange and at market prices, the Company is not aware of who the counterparties to the operations will be.

9.	Indicate the destination of the resources received, if applicable;

See item 1.

Page 4 from 5 Minutes of the Extraordinary Meeting of the Board of Directors held on May 07, 2024.

BRF S.A. Publicly Held Company CNPJ 01.838.723/0001-27 NIRE 42.300.034.240 CVM 1629-2 MINUTES OF THE EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 07, 2024

10.Indicate	the maximum period for the settlement of authorized operations;

Term for the acquisition of the Company’s shares under the Share Buyback Program: 18 months, starting on May 8, 2024 and ending on October 7, 2025, and the management shall be responsible for defining the dates on which the repurchases will be effectively executed.

11.Identify	the institutions that will act as intermediates, if any;

The financial institutions that will act as intermediary are: XP INVESTIMENTOS CCTVM S/A., CNPJ: 02.332.886/0001-04, Av. Chedid Jafet, 75 – 30th floor, South Tower, São Paulo, SP, Zip Code: 04551-065, BRADESCO S.A CORRETORA DE TITULOS E VALORES MOBILIARIOS., CNPJ: 61.855.045/0001-32, Av. Presidente Juscelino Kubitscheck, 1309 – 11th floor, São Paulo, SP, Zip Code: 04543-011 or ITAÚ CORRETORA DE VALORES S.A., CNPJ 61.194.353/0001-64, Avenida Brigadeiro Faria Lima, 3500 – 3th floor, São Paulo – SP, Zip Code: 04538-132.

12.Specify	the available resources to be used, in accordance with article 8th, § 1st, of CVM Resolution No. 77, of March 29, 2022;

The acquisition of shares under the Share Buyback Program will be supported by the Company's capital reserve, as shown in the Company’s financial statements relating to the quarter ending on March 31, 2024, corresponding to R$ 2,763,363,601.

13.Specify	the reasons why the members of the Board of Directors feel comfortable that the repurchase of shares will not jeopardize the fulfillment of obligations assumed with creditors nor the payment of mandatory, fixed or minimum dividends.

The Company, thought the Board of Directors, understands that the acquisitions of shares issued by it will not have an impact on its shareholding composition, nor on its financial health.

Page 5 from 5 Minutes of the Extraordinary Meeting of the Board of Directors held on May 07, 2024.